AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 2001

REGISTRATION NO. 333-49087

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Harris-Exigent, Inc. (f/k/a Exigent International, Inc.)

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**59-3379927** (I.R.S. Employer Identification No.)
1025 West NASA Boulevard **Melbourne, Florida** (Address of principal executive offices)	**32919** (Zip Code)

Exigent International, Inc. Independent Director Stock Option Plan (5NQ)

(Full title of the plan)

Scott T. Mikuen, Esq.
Assistant Secretary
Harris-Exigent, Inc.
1025 West NASA Boulevard
Melbourne, Florida 32919
(Name and address of agent for service)
(321) 952-7550
(Telephone number, including area code, of agent for service)

Copies of all communications to:
T. Malcolm Graham, Esq.
Holland & Knight LLP
50 N. Laura Street
Suite 3900
Jacksonville, Florida 32202
(904) 353-2000

REMOVAL OF SHARES FROM REGISTRATION

Pursuant to the Registration Statement on Form S-8, file No. 333-49087 (the "Registration Statement"), Exigent International, Inc., a Delaware corporation now known as Harris-Exigent, Inc. (the "Registrant"), registered 120,000 shares of its common stock, par value $0.01 per share (the "Common Stock"), to be offered under its Independent Director Stock Option Plan (5NQ) (the "Plan").

On April 2, 2001, Harris Corporation, a Delaware corporation, Manatee Merger Corp., a Delaware corporation ("Merger Sub"), and the Registrant entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for a merger pursuant to which Merger Sub would merge with and into the Registrant, with the Registrant surviving as a wholly owned subsidiary of Harris (the "Merger"). The Merger became effective, and the Registrant's name was changed to Harris-Exigent, Inc., upon the filing of a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware on June 13, 2001 (the "Effective Time"). Under the terms of the Merger Agreement, each outstanding share of the Common Stock (including the Associated Series B Junior Participating Preferred Stock Purchase Rights) was converted at the Effective Time into the right to receive $3.55. As a result of the Merger, the Registrant has terminated the Plan and all offerings of Common Stock under its existing registration statements (including the Registration Statement).

In accordance with an undertaking made by the Registrant in the Registration Statement to remove from registration, by means of a post-effective amendment, any of the securities that remain unsold at the termination of the offering, the Registrant hereby amends the Registration Statement to withdraw from registration all the shares of Common Sock registered under the Registration Statement that were not issued prior to the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida, on November 19, 2001.

HARRIS-EXIGENT, INC.

By: /s/ Bryan R. Roub, President

Bryan R. Roub, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Bryan R. Roub Bryan R. Roub	President and Director (Principal Executive Officer)	November 19, 2001
/s/ David S. Wasserman David S. Wasserman	Vice President - Treasurer and Director (Principal Financial Officer)	November 19, 2001
/s/ Richard L. Ballantyne Richard L. Ballantyne	Vice President, Secretary and Director	November 19, 2001
/s/ James L. Christie James L. Christie	Vice President - Controller (Principal Accounting Officer)	November 19, 2001